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                                   EXHIBIT 99



                                  PRESS RELEASE
             PHOENIX INTERNATIONAL ANNOUNCES CEO SUCCESSION PROCESS

Montreal, Friday, April 23, 1999: Phoenix International announced today that Dr. John Hooper has decided to step down from the CEO position on or before January 1, 2000, pending the appointment of a successor. The Board of Directors has appointed a Search Committee to identify potential successors from both within and outside of the company. Meanwhile, Dr. Hooper will continue as Chairman and CEO. Subsequent to the appointment of a new CEO, Dr. Hooper will remain a member of Phoenix's Board of Directors, and is expected to continue with the company in a scientific role. He will also continue to be closely associated with Phoenix's scientific software division.

Dr. Hooper commented:

         "At the beginning of 1998, I informed members of the Board of Directors that at some time in the year 2000 I would like the opportunity to include more scientific content in my job. Thus, in mid-1998 we entered into a revised contract that made provision for possible transition to a different role with Phoenix at the beginning of 2000. I have now worked out an agreement with the Board to gradually change the focus of my activities and to eventually step down as CEO after a suitable successor has been appointed. This is to allow me to focus more on science, where my roots are, and less on the business aspects of CRO activities.

         "We believe Phoenix is now the 5th largest CRO worldwide. It has global Phase II-IV capability and in this area was ranked second of the major CROs in a recent CenterWatch survey. Our company arguably has the world's largest Phase I business with units in the USA, Canada and Europe, and it has what we believe is the world's largest bioanalysis volume and a rapidly growing drug discovery support business. Through the pending Chrysalis acquisition, Phoenix will own a genomics company and world scale preclinical operations. Thus, Phoenix will soon be a global full service CRO.

         "The task of continuing to grow an established global full service CRO business, such as today's Phoenix, is different from the entrepreneurial situation involving a major acquisition program, combined with rapid organic growth, for which I have been responsible over the last few years. This, and my desire to return to a more scientific role, are the main reasons for my decision. I am, however, looking forward to the remainder of my tenure as CEO and working with the company to ensure a smooth transition."


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Mr. Neal McCarthy, a senior external member of Phoenix's Board of Directors commented:

         "The thanks of all our shareholders and employees should be extended to John Hooper for his visionary leadership during the last 10 years. He has taken the company from a group of 20 people in temporary offices in Montreal in 1989, to be a leader in many aspects of CRO activity, employing approximately 2,400 scientists, managers and support staff in 16 countries (subsequent to the pending Chrysalis transaction). It is a tribute to Dr. Hooper's entrepreneurial talents and business acumen that the company is now poised for global growth, and also has a strong Canadian business base that will allow its original core operations to continue to expand in a new 150,000 sq ft building that will come on line this fall. We believe Phoenix is widely viewed as the "innovative CRO", reflecting Dr. Hooper's insistence that outstanding and creative science be the basis for business success, a tradition Phoenix intends to maintain with his continued assistance."

This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; delays in the consummation of the Chrysalis acquisition; failure to realize fully expected costs savings from the Chrysalis acquisition; excess costs relating to the downsizing of Chrysalis; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.

           FOR MORE INFORMATION, PLEASE CONTACT DAVID MOSZKOWSKI, C.A.
                Senior Vice-President and Chief Financial Officer
                    Phoenix International Life Sciences Inc.
                     Tel: (514) 333-0033 Fax: (514) 335-8351
                             E-mail: david@pils.com